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Exhibit 99(a)(1)(H)

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

AXCAN PHARMA INC., a Canada Business	)
Corporation, and SAULE HOLDINGS INC., a	)
Delaware Corporation,	)
)
Plaintiffs,	)
	)	Civil Action No.
v.	)
)
SALIX PHARMACEUTICALS, LTD., a	)
Delaware Corporation,	)
)
Defendant.	)

COMPLAINT

        Plaintiffs Axcan Pharma Inc. ("Axcan") and Saule Holdings Inc. ("Saule" or the "Purchaser"), by their undersigned attorneys, file this Complaint seeking declaratory and injunctive relief arising out of Purchaser's offer to purchase shares of stock of defendant Salix Pharmaceuticals, Ltd. ("Salix").

INTRODUCTION

        1.    Axcan and Salix are both specialty pharmaceutical companies in the business of selling and marketing products to treat gastrointestinal diseases. Over the years, they have discussed the possibility of joining forces to market products or combining businesses. Although Salix initially seemed amenable to such discussions, during the mid-2002 through early 2003 time period discussions between representatives of the two companies, Robert P. Ruscher ("Mr. Ruscher"), the Executive Chairman of the Salix Board of Directors (the "Salix Board") and the former President and CEO of Salix, expressed concern about the nationality of the combined company. Mr. Ruscher expressed a strong objection to having a combined company with its principal place of business in Canada or having shares of the combined company traded on a Canadian stock exchange. Given the refusal of Salix to engage in any meaningful discussions with Axcan despite Axcan's numerous efforts and the adoption by Salix of an amended stockholder rights plan, it is clear that Axcan has been left with no option other than to pursue a business combination on an unsolicited basis.

        2.    Stonewalled by attempts to consensually discuss a business combination, earlier today plaintiff Purchaser commenced a non-coercive, non-discriminatory, all-cash, all-shares premium tender offer for all outstanding shares of Salix common stock that are not already owned by Axcan or Purchaser (the "Tender Offer") followed by a merger (the "Proposed Merger") (together with the Tender Offer, the "Proposed Acquisition"). This action seeks declaratory and injunctive relief prohibiting Salix from making any false or misleading statements with respect to the Tender Offer or taking any further action to frustrate the efforts of Salix stockholders to reap the benefits of the Proposed Acquisition.

JURISDICTION AND VENUE

        3.    This Court has jurisdiction over this action pursuant to 15 U.S.C. § 78aa, 28 U.S.C. § 1331 and 28 U.S.C. § 1337(a).

        4.    Venue in this Court is proper pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b).

THE PARTIES

        5.    Plaintiff Axcan is a corporation incorporated under the laws of the Canada Business Corporations Act having its principal executive offices in Mont St-Hilaire, Quebec, Canada. Axcan is a leading specialty pharmaceutical company that develops, manufactures, markets and distributes a broad line of gastrointestinal ("GI") products to treat patients suffering from GI diseases and related disorders.

        6.    Plaintiff Saule is a Delaware corporation and a wholly-owned subsidiary of Axcan with its principal place of business in Birmingham, Alabama. Saule is the record owner of 100 shares of Salix common stock.

        7.    Defendant Salix is a Delaware corporation with its principal executive offices in Raleigh, North Carolina. According to its most recent Form 10-K, Salix is a "specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract."

        8.    Salix common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 781(b), and is listed and traded on the Nasdaq National Market.

BACKGROUND

        9.    Axcan and Salix have had general discussions regarding a potential business combination for a number of years. Because both Axcan and Salix develop and market pharmaceutical products for the treatment of gastrointestinal disorders, some form of a business combination between the companies has been contemplated for several years.

        10.  In the discussions during mid-2002 through early 2003 between representatives of the two companies regarding a possible business combination, Mr. Ruscher expressed concern about having a combined company with its principal place of business in Canada or to having shares of the combined company traded on both Canadian and United States stock exchanges. Indeed, Mr. Ruscher flatly asserted that he did not want to own shares in a Canadian company. His position was that if the combined business was based out of Canada, Salix would not be interested in a business combination with Axcan.

        11.  During January 2003, Axcan and Salix management agreed to an in-person meeting in New York City on January 30, 2003. Axcan looked forward to this meeting so that it could discuss the substantive details of a potential business combination.

        12.  On January 24, 2003, in anticipation of this meeting, Leon F. Gosselin, Axcan's President and Chief Executive Office ("Mr. Gosselin"), sent a memorandum (the "January 24 Memorandum") to Mr. Ruscher, detailing the advantages of combining Axcan and Salix including: (i) increased market capitalization; (ii) increased shareholder base, float and trading volumes; (iii) increased revenue base; (iv) continued profitability; (v) greater potential for short-term and medium-term growth; (vi) expanded and highly motivated sales force; and (vii) increased research and development activities. Axcan stated that the possibility of combining the businesses was a "very high priority." Mr. Gosselin confirmed that Axcan intended to proceed expeditiously to consummate a transaction and that Axcan intended that Salix stockholders would be treated fairly in any transaction.

        13.  However, on January 27, 2003, Mr. Ruscher abruptly and inexplicably cancelled the meeting with Axcan that was scheduled for January 30, 2003. The cancellation came in the form of an e-mail from Mr. Ruscher's assistant. David Mims, Axcan's Executive Vice President and Chief Operating Officer ("Mr. Mims"), unsuccessfully tried to contact Mr. Ruscher to express concern about the cancellation of the meeting and to request that Mr. Ruscher contact him to reschedule the meeting. In response to the call by Mr. Mims, Mr. Ruscher left a voicemail for Mr. Mims in late January 2003 indicating that the Salix Board believed that the Company was undervalued and reiterating the concerns he had previously articulated in discussions since mid-2002.

        14.  Following this voicemail from Mr. Ruscher, Axcan continued to make overtures and inquiries to Salix regarding a possible business combination. Although Messrs. Gosselin and Ruscher tentatively scheduled a meeting to be held in February 2003, such a meeting never took place. On February 18, 2003, Mr. Gosselin e-mailed Mr. Ruscher and suggested that they meet on March 6, 2003 in New York. Mr. Ruscher never responded to Mr. Gosselin's request.

        15.  In light of Salix's failure to even discuss Axcan's proposal, the current Salix Board cannot be expected to facilitate the Proposed Acquisition, but instead can be expected to maintain Salix's anti-takeover devices and to actively oppose the Proposed Acquisition. Because Salix failed to even consider the substantial benefits of the Proposed Acquisition, Axcan is taking its offer directly to the Salix stockholders.

THE TENDER OFFER

        16.  On April 10, 2003, Purchaser commenced its non-coercive, non-discriminatory, all-cash, all-shares premium Tender Offer for all outstanding shares of Salix common stock that are not already owned by Axcan or Purchaser. In connection with the commencement of the Tender Offer, on April 10, 2003 Axcan issued a press release summarizing the terms of the Tender Offer (the "Press Release"), and a summary advertisement of the Tender Offer was published in the April 10, 2003 national edition of The Wall Street Journal (the "Summary Advertisement").

        17.  Salix stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $8.75 per share in cash, representing a 40% premium above Salix's latest thirty trading day average market price. The Tender Offer is conditioned upon, among other things: (i) the tender and purchase of sufficient Salix shares to give Axcan and Purchaser a majority of the outstanding Salix shares on a fully diluted basis; (ii) the redemption or inapplicability of Salix's stockholder rights plan; (iii) the exemption of the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203"); (iv) the absence of any agreement or transaction which may impair Purchaser's ability to acquire Salix or otherwise diminish the expected economic value to Axcan of the acquisition of Salix; (v) the receipt of sufficient funds under Axcan's existing credit facility; and (vi) the expiration of all waiting periods under applicable antitrust laws.

        18.  The Tender Offer is the initial step in a two-step transaction pursuant to which Axcan proposes to acquire all of the outstanding shares of Salix stock. If successful, the Tender Offer will be followed by the Proposed Merger with Purchaser or a direct or indirect subsidiary of Axcan. Pursuant to the Proposed Merger, it is currently anticipated that each then-outstanding share of Salix (other than shares owned by Axcan or any of its subsidiaries or shares held in the treasury of Salix) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

        19.  In December 2002, in anticipation of the adoption of its amended stockholder rights plan, Salix declared a dividend of one preferred share purchase right (a "Right") for each share of Salix common stock outstanding as of January 20, 2003. On or about January 10, 2003, the Salix Board adopted an amended stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to obstruct any acquisition of Salix that does not have the approval of the Salix Board. The Rights Plan provides the Salix Board with the power to summarily prevent the consummation of Purchaser's non-coercive, non-discriminatory, all-cash, all-shares, premium Tender Offer. The Rights Plan was adopted without the approval of Salix stockholders and, if the Rights Plan remains in effect and applicable to the Tender Offer, it will impede the right of Salix stockholders to decide whether to accept this premium offer for their shares and will impose an insurmountable obstacle to Purchaser's consummation of the Tender Offer.

        20.  Moreover, the Salix Board may also prevent Axcan and Purchaser from consummating the Proposed Merger for at least three years unless the Salix Board exempts the Tender Offer from restrictions imposed by Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Salix is subject to Section 203 and has chosen not to opt-out of the statute's coverage.

        21.  The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. §§ 78n(d) and (e) and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisement in the April 10, 2003 Wall Street Journal. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser also filed a Schedule TO, an Offer to Purchase, and a pre-filing communication under Rule 14a-12 with the SEC.

        22.  Section 14(d) of the Exchange Act, 15 U.S.C. § 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

        23.  In addition, Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e) makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices in connection with any tender offer." Purchaser has complied fully with the Exchange Act and all rules and regulations promulgated thereunder.

        24.  In connection with the Tender Offer, Purchaser is in the process of preparing and disseminating to Salix stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase"). A true and correct copy of the Offer to Purchase is attached hereto as Exhibit A.

        25.  The Offer to Purchase contains all such information and is in full compliance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, including Rule 14a-9. For example, in the Offer to Purchase, Purchaser states that it intends, if necessary, to nominate and solicit proxies for the election of nominees to replace all the current members of the Salix Board. Axcan expects that its nominees, if elected, will take action, subject to their fiduciary duties, to: (i) redeem the Rights Plan (or amend the Rights Plan to make it inapplicable to the Proposed Merger); (ii) approve the Tender Offer under Section 203); and (iii) take such other actions as may be required to expedite the prompt consummation of the Proposed Merger.

        26.  In furtherance of Axcan's full disclosure of all material terms, Purchaser is demanding that Salix produce a list of its stockholders and related stocklist materials and is in the process of disseminating to Salix's stockholders the Offer to Purchase containing all material information required by applicable law to be disclosed.

        27.  Despite the significant benefits of the Tender Offer for Salix stockholders, Salix has refused to even consider the Axcan offer. Salix's efforts will, in all likelihood, also include the commencement of baseless litigation against plaintiffs under the provisions of the federal securities laws regulating tender offers, acquisition efforts, and the solicitation of proxies. In light of the inevitable dispute over the adequacy of plaintiffs' SEC filings and in anticipation of any litigation brought by Salix, plaintiffs seek declaratory and injunctive relief from this Court.

COUNT I

(For Declaratory Relief)

        28.  Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

        29.  The Declaratory Judgment Act, 28 U.S.C. § 2201, provides that "[i]n a case of actual controversy within its jurisdiction,...any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that the Schedule TO and the Offer to Purchase and any exhibits thereto are proper and comply with all applicable securities laws, rules and regulations.

        30.  Although the Proposed Merger is fairly and attractively priced, plaintiffs reasonably expect that Salix will attempt to thwart or delay plaintiffs' lawful attempts to consummate the Tender Offer. Plaintiffs believe that Salix will seek to delay and defeat the Tender Offer through a variety of efforts, including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

        31.  In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Salix has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Salix will likely defend against the Tender Offer and Proposed Merger by, among other things, filing meritless claims designed to delay or defeat the Tender Offer. A declaratory judgment that the Offer to Purchase, the Schedule TO and pre-filing communications under Rule 14a-12 comply with all applicable federal laws, will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Proposed Acquisition under federal law, and permitting this lawful transaction to proceed.

        32.  Plaintiffs therefore request, pursuant to the Declaratory Judgment Act, 28 U.S.C §§ 201 and 2202, that this Court enter a declaratory judgment that the public disclosures and documents filed with the SEC by plaintiffs and which are being disseminated to Salix stockholders in connection with the Proposed Merger comply fully with all applicable provisions of law.

        WHEREFORE, plaintiffs respectfully request that this Court:

          a.    declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule TO, Offer to Purchase, or the Tender Offer;

          b.    preliminarily and permanently enjoin Salix, its agents, employees and anyone acting on its behalf, from making any false or misleading statements with respect to the Tender Offer;

          c.    award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

          d.    grant plaintiffs such other and further relief as this Court may deem just and proper.

OF COUNSEL:

Michael D. Levin
Thomas E. Keim, Jr.
Latham & Watkins Illinois LLC
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700

Marc W. Rappel
Charles W. Cox
Anissa D. Seymour
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
(213) 485-1234

Dated: April 10, 2003	/s/ Kevin G. Abrams
Kevin G. Abrams (Bar No. 2375)
Srinivas M. Raju (Bar No. 3313)
Kelly C. Ashby (Bar No. 4027)
Lisa Zwally (Bar No. 4328)
Richards, Layton & Finger, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700
    Attorneys for Plaintiffs
    Axcan Pharma Inc. and
Saule Holdings Inc.

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  Exhibit 99(a)(1)(H)